February 3, 2006


Mail Stop 4561


By U.S. Mail and Facsimile to (410) 454-2986

Charles J. Daley, Jr.
Senior Vice President, Treasurer and Principal Financial Officer
Legg Mason, Inc.
100 Light Street
Baltimore, Maryland  21202

Re:	Legg Mason, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
      Filed June 3, 2005
	File No. 001-08529

Dear Mr. Daley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise future filings, beginning with your March 31, 2006 Form 10-K, in response to these comments and provide us with a draft of your intended revisions. Also, please provide the additional supplemental information requested. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies
Intangible Assets and Goodwill, page 51

1. In the first paragraph on page 53 you disclose that you have "generally" recorded contingent payments as additional goodwill. Please clarify your use of the term "generally" and tell us how you have accounted for contingent payments when it has not been considered additional goodwill.

Note 1: Summary of Significant Accounting Principles
Earnings per Share, page 67

2. In future filings, please revise your footnote to state that the prior period earnings per share amounts have been restated to reflect the stock-split which was effective September 2004. Refer to paragraph 54 of SFAS 128.

Note 5: Investments, page 69

3. We note your disclosure in footnote (1) to your table of investment securities on page 69 that other investment securities includes investments in private equity and debt securities and non-trading securities, primarily warrants, that do not have readily determinable fair values. Please explain to us your accounting policy for warrants, including how you considered the guidance in paragraphs 6 - 9 of SFAS 133 in determining whether your warrants meet the definition of a derivative instrument which should be accounted for at fair value.

Note 9: Commitments and Contingencies, page 72

4. Please revise future filings to disclose the basis you use to recognize rental expense, specifically addressing how you consider lease renewals, rent holidays and rent escalation clauses.


*	*	*


 	As appropriate, please revise your future filings, beginning with the Form 10-K for the period ending March 31, 2006, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the revised disclosures to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your drafts of future disclosures and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding our comments.


      Sincerely,



      Angela Connell
      Senior Accountant


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Charles J. Daley, Jr.
Legg Mason, Inc.
February 3, 2006
Page 3